news release

Zi Corporation’s Chinese Text Input Systems Win
Award for Excellence in China

Government, Industry Officials Recognize Intuitive Qualities of Zi Products

Calgary, AB, Canada and Beijing, China - October 25, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced today that the Company was presented an award for excellence for the intuitive qualities of its Chinese text input systems at the 20th Annual China Mobile Market Development Event recently held in Beijing.

Joined by officials from The Chinese Ministry of Information and Industry and representatives from China Mobile, China Unicom, ZTE, Huawei and Qualcomm, Zi was honored for its work in the Asian market over the past 10 years. During that time, Zi has signed more than 60 licenses with OEMs that target the Chinese markets, including global device manufacturers Bird, Haier, Hisense, Huawei, Konka, Lenovo, LG Electronics, Nokia, Samsung, Sony Ericsson, T&A Mobile Phones International and ZTE.

Zi products have also been pre-integrated with strategic partners such as ACCESS, EMP, MediaTek, Openplug, Qualcomm, Sasken and Trolltech.

Milos Djokovic, President and CEO of Zi Corporation, said, "The Chinese market is an important and strategic focus for Zi and it’s an honor to be recognized for our achievements there, particularly at such a prestigious event. This award demonstrates that our hard work in the region has not gone unnoticed and our presence and reputation for developing market leading software is continuing to grow."

The award comes just two months after the announcement that Zi Corporation’s predictive text software eZiType®, will be featured on the ZTE D90, the first handset from a Chinese wireless phone manufacturer to be directly offered for sale in Canada.

Zi has built a major presence in the Asian mobile market over the past 10 years. Recent product developments include the bundling of Zi technology to offer a total predictive solution. eZiText® text entry software is partnered with handwriting recognition technology Decuma® to offer a unique package for developers.

The Company established its first Asian arm of the business in March 1994 by opening an office in Hong Kong and then increased its presence three years later with the opening of a Beijing office in April 1997. The two offices now house more than 25 employees and Zi is aggressively hiring developers and quality assurance staff in Beijing, as the Company plans to move more development work and quality assurance testing to Asia.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType for keyboard prediction with auto-correction; eZiText for predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Emma Tagg / Brian Dolby
emma@bcspr.co.uk / brian@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (US business/financial media)
len@allencaron.com
+1 (949) 474 4300